File No. 074-00015






                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                                   FORM U-9C-3

                                QUARTERLY REPORT


                       For the quarter ended June 30, 2002


         Filed Pursuant to Rule 58 of the Public Utility Holding Company
                                   Act of 1935






                                       by
                      AMERICAN ELECTRIC POWER COMPANY, INC.
                     1 Riverside Plaza, Columbus, Ohio 43215

                      AMERICAN ELECTRIC POWER COMPANY, INC.
                                   FORM U-9C-3
                       For the Quarter Ended June 30, 2002

                                    CONTENTS

                                                                      Page

ITEM 1 - Organization Chart                                              1

ITEM 2 - Issuances and Renewals of Securities and
         Capital Contributions                                           9

ITEM 3 - Associated Transactions                                        10

ITEM 4 - Summary of Aggregate Investment                                11

ITEM 5 - Other Investments                                              11

ITEM 6 - Financial Statements and Exhibits                              12
             Statements of Income
             Balance Sheet
             Exhibits

ITEM 1 - ORGANIZATION CHART
Company names are indented and numbered to identify them as subsidiaries of the company that is listed immediately above them at the next tier. Some companies are subsidiaries of more than one company. The reference code for each subsidiary refers to the supplemental schedule to the organization chart that provides details regarding date and state of organization, nature of business, etc. required to be reported under Item 1.
                                                                  Reference Code
00. American Electric Power Company, Inc.
  01. American Electric Power Service Corporation
  01. AEP C&I Company, LLC                                                   1
    02. AEP Ohio Commercial & Industrial Retail Company, LLC                 2
    02. AEP Texas Commercial & Industrial Retail GP, LLC                     3
      03. AEP Texas Commercial & Industrial Retail Limited Partnership       4
    02. AEP Texas Commercial & Industrial Retail Limited Partnership         4
    02. AEP Gas Power GP, LLC                                                5
      03. AEP Gas Power Systems, LLC                                         6
  01. AEP Coal, Inc.                                                         7
    02. Snowcap Coal Company, Inc.                                           8
    02. AEP Kentucky Coal, LLC                                               9
    02. AEP Ohio Coal, LLC                                                  10
    02. AEP West Virginia Coal, Inc.                                        11
  01. AEP Energy Services, Inc.                                             12
    02.  Energy Trading Platform Holding Company, Inc.                      13
    02.  Intercontinental Exchange Inc.                                     14
  01. AEP Investments, Inc.
    02.  AEP EmTech, LLC                                                    15
      03. Altra Energy Technologies, Inc.                                   16
      03. Amperion, Inc.                                                    17
      03. Universal Supercapacitors, LLC                                    18
  01. Mutual Energy L.L.C.                                                  19
    02. Mutual Energy Service Company, L.L.C.                               20
    02. AEP Ohio Retail Energy, LLC                                         21
  01.  AEP Power Marketing, Inc.                                            22
  01. AEP T&D Services, LLC                                                 23
  01. AEP Pro Serv, Inc.
    02. Power-span Corp                                                     24
    02. PHPK Technologies, Inc.                                             25
  01. AEP Retail Energy LLC                                                 26
  01. AEP Texas POLR, LLC                                                   27
    02. AEP Texas POLR GP, LLC                                              28
      03. POLR Power, L.P.                                                  29
    02. POLR Power, L.P.                                                    29
  01. Central and South West Corporation
    02. Public Service Company of Oklahoma
      03. Ash Creek Mining Company                                          30
      03. AEMT, Inc.                                                        31
      03. Powerware Solutions, Inc.                                         32
      03. Utility Data Resources, Inc.                                      33
    02. Southwestern Electric Power Company
      03.  The Arklahoma Corporation                                        34
      03.  Southwest Arkansas Utilities Corporation                         35
      03.  Dolet Hills Lignite Company, LLC                                 36
    02. CSW Energy, Inc.
      03. CSW Development-I, Inc.                                           37
        04. Polk Power GP II, Inc.                                          38
          05. Polk Power GP, Inc.                                           39
            06. Polk Power Partners, LP                                     40
              07. Mulberry Holdings, Inc.                                   41
        04. CSW Mulberry II, Inc.                                           42
          05. CSW Mulberry, Inc.                                            43
        04. Polk Power Partners, LP                                         40
          05. Mulberry Holdings, Inc.                                       41
        04. Noah I Power GP, Inc.                                           44
          05. Noah I Power Partners, LP                                     45
            06. Brush Cogeneration Partners                                 46
        04. Noah I Power Partners, LP                                       45
          05. Brush Cogeneration Partners                                   46
        04. Orange Cogeneration GP II, Inc.                                 47
          05. Orange Cogeneration G.P., Inc.                                48
            06. Orange Cogeneration Limited Partnership                     49
              07. Orange Cogen Funding Corp.                                50
                08. Orange Holdings, Inc.                                   51
        04. CSW Orange II, Inc.                                             52
          05. CSW Orange, Inc.                                              53
            06. Orange Cogeneration Limited Partnership                     49
              07. Orange Cogen Funding Corp.                                50
                08. Orange Holdings, Inc.                                   51
      03. CSW Development-II, Inc.                                          54
      03. CSW Ft. Lupton, Inc.                                              55
        04. Thermo Cogeneration Partnership, L.P.                           56
      03. CSW Sweeny GP I, Inc.                                             57
        04. CSW Sweeny GP II, Inc.                                          58
          05. Sweeney Cogeneration Limited Partnership                      59
      03. CSW Sweeny LP I, Inc.                                             60
        04. CSW Sweeny LP II, Inc.                                          61
          05. Sweeney Cogeneration Limited Partnership                      59
      03. CSW Nevada, Inc.                                                  62
      03. CSW Services International, Inc.                                  63
      03. Diversified Energy Contractors Company, LLC                       64
        04. DECCO II LLC                                                    65
          05. Diversified Energy Contractors, LP                            66
        04. Diversified Energy Contractors, LP                              66
        04. Industry and Energy Associates, L.L.C.                          67
      03. CSW Eastex GP I, Inc.                                             68
        04. CSW Eastex GP II, Inc.                                          69
          05. Eastex Cogeneration Limited Partnership                       70
      03. CSW Eastex LP I, Inc.                                             71
        04. CSW Eastex LP II, Inc.                                          72
          05. Eastex Cogeneration Limited Partnership                       70
    02. EnerShop Inc.                                                       73
      03. Envirotherm, Inc.                                                 74
    02. CSW Energy Services, Inc.                                           75
      03. Nuvest, L.L.C.                                                    76
        04. National Temporary Services, Inc.                               77
          05. Octagon, Inc.                                                 78
        04. Numanco, L.L.C.                                                 79
          05. NuSun, Inc.                                                   80
            06. Sun Technical Services, Inc.                                81
            06. Calibration and Testing Corporation                         82
          05. ESG Technical Services, L.L.C.                                83
          05. National Environmental Services Technology, L.L.C.            84
          05. ESG Indonesia, L.L.C.                                         85
          05. ESG, L.L.C.                                                   86
          05. Numanco Services, LLC                                         87
    02. REP Holdco, Inc.                                                    88
      03. Mutual Energy CPL L.P.                                            89
      03. Mutual Energy WTU L.P.                                            90
      03. Mutual Energy SWEPCO L.P.                                         91
      03. REP General Partner LLC                                           92
        04. Mutual Energy CPL L.P.                                          89
        04. Mutual Energy WTU L.P.                                          90
        04. Mutual Energy SWEPCO L.P.                                       91

                                                                              PERCENTAGE
                                        ENERGY-OR                             OF VOTING
     Name of                            GAS-RELATED DATE OF      STATE OF     SECURITIES
     Reporting Company                  COMPANY     ORGANIZATION ORGANIZATION HELD             NATURE OF BUSINESS
     ------------------                 ------      ------------ ------------ ----             ------------------
1    AEP C&I Company, LLC                  Energy    10/10/00      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products
2    AEP Ohio Commercial & Industrial      Energy    10/10/00      Delaware    100%       Marketing of natural gas, electricity or
     Retail Company, LLC                                                                  energy related products
3    AEP Texas Commercial & Industrial     Energy    12/11/00      Delaware    100%       Marketing of natural gas, electricity or
     Retail GP, LLC                                                                       energy related products
4    AEP Texas Commercial & Industrial     Energy    12/12/00      Delaware    100%       Marketing of natural gas, electricity or
     Retail Limited Partnership                                                           energy related products
5    AEP Gas Power GP, LLC                 Energy    12/19/00      Delaware    100%       Distributed generation products
6    AEP Gas Power Systems, LLC            Energy    07/09/96      Delaware     75%       Distributed generation products
7    AEP Coal, Inc.                        Energy    10/29/01       Nevada     100%       Coal Mining
8    Snowcap Coal Company, Inc.            Energy    10/29/01      Delaware    100%       Coal Mining
9    AEP Kentucky Coal, LLC                Energy    10/29/01      Delaware    100%       Coal Mining
10   AEP Ohio Coal, LLC                    Energy    10/26/01      Delaware    100%       Coal Mining
11   AEP West Virginia Coal, Inc.          Energy    10/29/01       Nevada     100%       Coal Mining
12   AEP Energy Services, Inc.             Energy    09/24/96        Ohio      100%       Broker and market energy commodities
13   Energy Trading Platform Holding       Energy    04/28/00      Delaware   16.70%      Energy Marketing
     Company, Inc.
14   Intercontinental Exchange, Inc.       Energy    06/16/00      Delaware    4.87%      Energy Marketing
15   AEP EmTech, LLC                       Energy    01/03/01      Delaware    100%       Development & commercialization of
                                                                                          electrotechnologies
16   Altra Energy Technologies, Inc.       Energy    08/19/97      Delaware     5%        Energy Marketing software
17   Amperion, Inc.                        Energy    02/16/01      Delaware   38.30%      Non-regulated energy-related services and
                                                                                          projects
18   Universal Supercapacitors, LLC        Energy    04/16/02      Delaware   50.00%      Non-regulated energy-related services and
                                                                                          projects
19   Mutual Energy L.L.C.                  Energy    12/17/99      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products
20   Mutual Energy Service Company,        Energy    09/05/00      Delaware    100%       Marketing of natural gas, electricity or
     L.L.C.                                                                               energy related products
21   AEP Ohio Retail Energy, LLC           Energy    09/05/00      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products
22   AEP Power Marketing, Inc.             Energy    07/22/96        Ohio      100%       Marketing of natural gas, electricity or
                                                                                          energy related products
23   AEP T&D Services, LLC                 Energy    12/12/00      Delaware    100%       Energy services including operations,
                                                                                          supply chain, transmission and
                                                                                          distribution
24   Powerspan Corp                        Energy    05/14/97      Delaware    9.80%      Pollution Control Technology Development
25   PHPK Technologies, Inc.               Energy    07/01/91        Ohio     40.40%      Cryogenic and Vacuum Equipment Manufacture
                                                                                          & Service
26   AEP Retail Energy LLC                 Energy    06/28/00      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products
27   AEP Texas POLR, LLC (aka AEP Texas    Energy    12/11/00      Delaware    100%       Marketing of natural gas, electricity or
     Retail GP, LLC)                                                                      energy related products
28   AEP Texas POLR GP, LLC                Energy    11/14/01      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products
29   POLR Power, L.P.                      Energy    11/14/01      Delaware   100.00%     Marketing of natural gas, electricity or
                                                                                          energy related products
30   Ash Creek Mining Company              Energy    11/04/76      Oklahoma    100%       Coal mining - inactive
31   AEMT, Inc.                            Energy    12/23/97      Florida      0%        Power conditioning product mfg and sales
32   Powerware Solutions, Inc.             Energy    02/15/94       Texas      4.00%      Energy Management Systems for water
                                                                                          utilities
33   Utility Data Resources, Inc.          Energy    12/30/97      Delaware    4.50%      Electricity pricing, management consulting
                                                                                          and software
34   The Arklahoma Corporation             Energy    05/16/47      Arkansas   44.20%      Electric Transmission
35   Southwest Arkansas Utilities          Energy    03/22/28      Arkansas   100.00%     Inactive
     Corporation
36   Dolet Hills Lignite Company, LLC      Energy    04/09/01      Delaware    100%       Coal Mining
37   CSW Development-I, Inc.               Energy    12/06/90      Delaware    100%       Qualifying Facility
38   Polk Power GP II, Inc.                Energy    03/20/95      Delaware     50%       Qualifying Facility
39   Polk Power GP, Inc.                   Energy    09/18/91      Delaware    100%       Qualifying Facility
40   Polk Power Partners, LP               Energy    02/19/92      Delaware     50%       Qualifying Facility
41   Mulberry Holdings, Inc.               Energy    10/28/99      Delaware    100%       Qualifying Facility
42   CSW Mulberry II, Inc.                 Energy    03/21/95      Delaware    100%       Qualifying Facility
43   CSW Mulberry, Inc.                    Energy    02/03/94      Delaware    100%       Qualifying Facility
44   Noah I Power GP, Inc.                 Energy    05/14/91      Delaware    100%       Qualifying Facility
45   Noah I Power Partners, LP             Energy    05/16/91      Delaware    100%       Qualifying Facility
46   Brush Cogeneration Partners           Energy    06/17/94      Delaware     50%       Qualifying Facility
47   Orange Cogeneration GP II, Inc.       Energy    03/16/95      Delaware     50%       Qualifying Facility
48   Orange Cogeneration G.P., Inc.        Energy    02/05/93      Delaware    100%       Qualifying Facility
49   Orange Cogeneration Limited           Energy    02/05/93      Delaware   50.00%      Qualifying Facility
     Partnership
50   Orange Cogen Funding Corp.            Energy    06/11/92      Delaware    100%       Qualifying Facility
51   Orange Holdings, Inc.                 Energy    10/28/99      Delaware    100%       Qualifying Facility
52   CSW Orange II, Inc.                   Energy    03/16/95      Delaware    100%       Qualifying Facility
53   CSW Orange, Inc.                      Energy    04/21/93      Delaware    100%       Qualifying Facility
54   CSW Development-II, Inc.              Energy    06/11/92      Delaware    100%       Qualifying Facility
55   CSW Ft. Lupton, Inc.                  Energy    04/01/93      Delaware     50%       Qualifying Facility
56   Thermo Cogeneration Partnership,      Energy    03/17/93      Delaware    100%       Qualifying Facility
     L.P.
57   CSW Sweeny GP I, Inc.                 Energy    09/06/95      Delaware    100%       Qualifying Facility
58   CSW Sweeny GP II, Inc.                Energy    09/06/95      Delaware    100%       Qualifying Facility
59   Sweeney Cogeneration Limited          Energy    10/10/95      Delaware     50%       Qualifying Facility
     Partnership
60   CSW Sweeny LP I, Inc.                 Energy    09/06/95      Delaware    100%       Qualifying Facility
61   CSW Sweeny LP II, Inc.                Energy    09/06/95      Delaware    100%       Qualifying Facility
62   CSW Nevada, Inc.                      Energy    06/29/93      Delaware    100%       Energy Management
63   CSW Services International, Inc.      Energy    03/19/97      Delaware    100%       Non-regulated energy-related services and
                                                                                          projects
64   Diversified Energy Contractors        Energy    07/03/97      Delaware    100%       Non-regulated energy-related services and
     Company, LLC                                                                         projects
65   DECCO II LLC                          Energy    08/08/97      Delaware    100%       Non-regulated energy-related services and
                                                                                          projects
66   Diversified Energy Contractors, LP    Energy    08/18/98      Delaware    100%       Non-regulated energy-related services and
                                                                                          projects
67   Industry and Energy Associates,       Energy    05/26/98      Delaware    100%       Non-regulated energy-related services and
     L.L.C.                                                                               projects
68   CSW Eastex GP I, Inc.                 Energy    09/04/98      Delaware    100%       Qualifying Facility
69   CSW Eastex GP II, Inc.                Energy    09/04/98      Delaware    100%       Qualifying Facility
70   Eastex Cogeneration Limited           Energy    09/09/98      Delaware     50%       Qualifying Facility
     Partnership
71   CSW Eastex LP I, Inc.                 Energy    09/04/98      Delaware    100%       Qualifying Facility
72   CSW Eastex LP II, Inc.                Energy    09/04/98      Delaware    100%       Qualifying Facility
73   EnerShop Inc.                         Energy    09/11/95      Delaware    100%       Energy Marketing Services
74   Envirotherm, Inc.                     Energy    01/18/82       Texas      100%       Energy Marketing Services
75   CSW Energy Services, Inc.             Energy    09/24/97      Delaware    100%       Energy Marketing Services
76   Nuvest, L.L.C.                        Energy    02/20/96      Delaware   92.90%      Staff Augmentation to Power Plants
77   National Temporary Services, Inc.     Energy    12/31/90    Pennsylvania  100%       Staff Augmentation to Power Plants
78   Octagon, Inc.                         Energy    11/05/93      Delaware    100%       Staff Augmentation to Power Plants
79   Numanco, L.L.C.                       Energy    04/08/96      Oklahoma    100%       Staff Augmentation to Power Plants
80   NuSun, Inc.                           Energy    04/26/88      Delaware    100%       Staff Augmentation to Power Plants
81   Sun Technical Services, Inc.          Energy    01/16/91     California   100%       Staff Augmentation to Power Plants
82   Calibration and Testing Corporation   Energy    01/02/80     California   100%       Staff Augmentation to Power Plants
83   ESG Technical Services, L.L.C.        Energy    07/16/99      Oklahoma    100%       Staff Augmentation to Power Plants
84   National Environmental Services       Energy    11/13/98      Oklahoma    100%       Staff Augmentation to Power Plants
     Technology, L.L.C.
85   ESG Indonesia, L.L.C.                 Energy    11/13/98      Oklahoma    100%       Staff Augmentation to Power Plants
86   ESG, L.L.C.                           Energy    11/27/96      Oklahoma     50%       Staff Augmentation to Power Plants
87   Numanco Services, LLC                 Energy    04/08/96      Oklahoma    100%       Staff Augmentation to Power Plants
88   REP Holdco, Inc.                      Energy    04/04/01      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products
89   Mutual Energy CPL L.P.                Energy    04/04/01      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products
90   Mutual Energy WTU L.P.                Energy    04/04/01      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products
91   Mutual Energy SWEPCO L.P.             Energy    04/04/01      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products
92   REP General Partner LLC               Energy    04/04/01      Delaware    100%       Marketing of natural gas, electricity or
                                                                                          energy related products

ITEM 2 - ISSUANCES AND RENEWALS OF SECURITIES AND CAPITAL CONTRIBUTIONS

SECURITIES:

Company      Type of      Principal                              Person to         Collateral     Consideration
Issuing      Security     Amount of     Issue or     Cost of     Whom Security     Given With     Received for
Security     Issued       Security      Renewal      Capital     Was Issued        Security       Each Security
--------     --------     --------      --------     -------     -------------     ----------     -------------
                       (in thousands)                                                             (in thousands)
NONE

FINANCING AMONG ASSOCIATE COMPANIES:

Company                     Type of      Principal                              Person to
Issuing                     Security     Amount of     Issue or     Cost of     Whom Security
Security                    Issued       Security      Renewal      Capital     Was Issued
--------                    --------     --------      --------     -------     -------------
                                      (in thousands)
Eastex Cogeneration L.P.    Loan Note      3,896       -            -           CSW Energy, Inc.

Diversified Energy
 Contractors                Loan Note          4       -            -           CSW Energy, Inc.

CAPITAL CONTRIBUTIONS:
Company                   Company
Contributing              Receiving        Amount of
Capital                   Capital          Capital Contributions
-------------             ---------        ---------------------
                                           (in thousands)
None

ITEM 3 - ASSOCIATED TRANSACTIONS

Part I -- Transactions performed by reporting companies on behalf of associate companies

Reporting      Associate
Company        Company               Types of      Direct       Indirect                  Total
Rendering      Receiving             Services      Costs        Costs       Cost          Amount
Services       Services              Rendered      Charged      Charged     of Capital    Billed
---------      ---------             --------      -------      -------     ----------    ------
                                                                  (in thousands)
Nuvest, LLC    South Texas Project   Engineering   $   796       -           -            $   796
Nuvest, LLC    D.C. Cook             Engineering    15,843       -           -             15,843

Part II -- Transactions performed by associate companies on behalf of reporting companies

Associate                          Reporting
Company                            Company         Types of                    Direct    Indirect               Total
Rendering                          Receiving       Services                    Costs     Costs     Cost         Amount
Services                           Services        Rendered                    Charged   Charged   of Capital   Billed
---------                          ---------       --------                    -------   --------  ----------   ------
                                                                                            (in thousands)
American Electric
  Power Service Corporation        AEPES           Administrative & Marketing  $8,729     $2,794      $ -      $11,523
CSW Energy, Inc.                   Polk Power
                                    Partners, L.P. Plant Services                 242         31        -          273
CSW Energy, Inc.                   Orange
                                    Cogeneration
                                    L.P.           Plant Services                 105         14        -          119
CSW Energy, Inc                    Eastex Cogeneration
                                    L.P.           Plant Services                 113       -           -          113
CSW Dev I, Inc.                    Polk Power
                                    Parnters, L.P. Plant Services                  90       -           -           90
CSW Services International Inc.    Eastex
                                    Cogeneration
                                    L.P.           Plant Services                 621        566        -        1,187
CSW Services International Inc.    Sweeny
                                    Cogeneration
                                    L.P.           Plant Services                 439        504        -          943
                                                                              -------     ------      ----     -------
      Total                                                                   $10,339     $3,909      $ -      $14,248
                                                                              =======     ======      ====     =======

ITEM 4 - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:
                                                                 (in thousands)

   Total consolidated capitalization
      as of June 30, 2002                                  $25,012,646(a)                 Line 1

   Total capitalization multiplied by 15%
   (line 1 multiplied by 0.15)                                3,751,897                   Line 2

   Greater of $50 million or line 2                                           $3,751,897  Line 3

   Total current aggregate investment:
   (categorized by major line of energy-related business)
      Energy-related Category 1: Energy Services                 24,298
      Energy-related Category 5: Energy Marketing             1,074,049
      Energy-related Category 7: Maintenance Services            79,108
      Energy-related Category 8: Qualifying Facility            809,253
      Energy-related Category 10: Other Form of Energy           80,146
      Energy-related Category 2,3,4,6,9                          64,350
          Total current aggregate investment                                   2,131,204  Line 4
                                                                              ----------

   Difference between the greater of $50 million or 15%
   of capitalization and the total aggregate investment
   of the registered holding company system
   (line 3 less line 4)                                                       $1,620,693  Line 5
                                                                              ==========
(a) Includes short-term debt.

Investments in gas-related companies:

   NONE

ITEM 5 - OTHER INVESTMENTS

Major Line            Other                 Other
of Energy-Related     Investment in Last    Investment in This    Reason for Difference in
Business              U-9C-3 Report         U-9C-3 Report         Other Investment
-----------------     ------------------    ------------------    ------------------------
                                   (in thousands)
CSW Energy Services
Invested prior to
April 1, 1997         $  2,696              $  2,696              Amounts are excluded from Item 4

Qualifying facility
Invested prior to
April 1, 1997         $194,644              $194,644              Amounts are excluded from Item 4

ITEM 6 - FINANCIAL STATEMENTS AND EXHIBITS

         List all financial statements and exhibits filed as a part of this report.

Financial Statements:
     Balance sheets and Income Statements for period ended June 30, 2002 are filed confidentially under a separate cover for:
        AEP C&I Company, LLC
        AEP Coal, Inc.
        AEP EmTech LLC
        AEP Energy Services, Inc.
        AEP Gas Power GP, LLC
        AEP Gas Power System GP, LLC
        AEP Ohio C&I Retail Company
        AEP Power Marketing, Inc.
        AEP Retail Energy, LLC
        AEP T&D Services, LLC
        AEP Texas C&I Retail Limited Partnership
        AEP Texas C&I Retail GP, LLC
        AEP Texas Retail GP, LLC
        CSW Development-I, Inc. (consolidated)
        CSW Energy Consolidated
        CSW Energy Services, Inc.
        CSW Ft. Lupton, Inc.
        CSW Power Marketing, Inc.
        CSW Services International Inc.
        CSWI Consolidated
        Diversified Energy Contractors Company (DECCO)
        Dolet Hills Lignite Company
        Eastex Cogeneration LP
        Enershop, Inc.
        Mutual Energy LLC (consolidated)
        Mutual Energy CPL L.P.
        Mutual Energy SWEPCO L.P.
        Mutual Energy WTU L.P.
        Nuvest, LLC
        POLR Power, L.P.
        REP General Partner LLC
        Sweeny Companies (consolidated)



Exhibits:

1. Certificate stating that a copy of the U-9C-3 for the previous quarter has been filed with the Ohio, Kentucky, Virginia, West Virginia, Tennessee, Indiana, Arkansas, Louisiana, Oklahoma, Michigan and Texas State Commissions.

                                   CERTIFICATE

         The undersigned certifies that he is the duly designated and acting Treasurer of American Electric Power Company, Inc., a New York corporation ("AEP"), and that:

         AEP's Quarterly Report on Form U-9C-3 filed pursuant to Rule 58 for the quarter ended March 31, 2002 (the "Quarterly Report on Form U-9C-3") was filed with each state commission having jurisdiction over the retail rates of the public utility companies that are associate companies of any of the reporting companies (the "Specific State Commissions").

         The names and addresses of the Specific State Commissions are:

                  Indiana Utility Regulatory Commission
                  302 West Washington Street, E 306
                  Indianapolis, Indiana   46204

                  Kentucky State Commission
                  211 Sower Boulevard
                  P.O. Box 615
                  Frankfort, Kentucky   40602

                  Michigan Public Service Commission
                  6545 Mercantile Way
                  P.O. Box 30221
                  Lansing, Michigan   48909

                  Public Service Commission of West Virginia
                  201 Brooks Street
                  P.O. Box 812
                  Charleston, West Virginia   25323

                  Tennessee Regulatory Authority
                  460 James Robertson Parkway
                  Nashville, Tennessee  37243-0505

                  The Public Utilities Commission of Ohio
                  180 East Broad Street
                  Columbus, Ohio   43215

                  Virginia State Corporation Commission
                  1300 East Main Street
                  P.O. Box 2118
                  Richmond, Virginia   23216

                  Arkansas Public Service Commission
                  1000 Center
                  P.O. Box 400
                  Little Rock, AR  72203-0400

                  Louisiana Public Service Commission
                  One American Place
                  P.O. Box 91154
                  Baton Rouge, LA  70821-9154


                  Oklahoma Corporation Commission
                  2102 N. Lincoln Blvd.
                  P.O. Box 52000-2000
                  Oklahoma City, OK  73152-2000

                  Public Utility Commission of Texas
                  1701 N. Congress Avenue
                  Austin, TX  78701


         IN WITNESS WHEREOF, I have hereunto set my hand as of the 29th day of August, 2002.

                               /s/ A. A. Pena
                               -------------------------
                                   A. A. Pena
                                   Treasurer

                                    SIGNATURE





         The undersigned system company has duly caused this quarterly report to be signed on its behalf by the undersigned, thereunto duly authorized, pursuant to the requirements of the Public Utility Holding Company Act of 1935.





                                   AMERICAN ELECTRIC POWER COMPANY, INC.

                                   By   /s/ A. A. Pena
                                        --------------------
                                            A. A. Pena
                                            Treasurer







August 29, 2002